

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Chris Hollowood
Chairman
Freeline Therapeutics Holdings Ltd
Stevenage Bioscience Catalyst
Gunnels Wood Road
Stevenage, Hertfordshire SG1 2FX

> **Re: Freeline Therapeutics Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed July 17, 2020**
> **File No. 333-239938**

Dear Dr. Hollowood:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed July 17, 2020

Description of Share Capital and Articles of Association, page 229

1. We note your updated disclosure here and on page 92 regarding the exclusive forum provision in your articles of association and your selection of the U.S. federal district courts as the exclusive forum for causes of action arising under the Securities Act and the Exchange Act. We further note that there continues to be uncertainty as to whether U.S. federal and state courts will enforce federal forum provisions for causes of action arising under the Securities Act. Please revise your disclosure to indicate the possibility that a U.S. federal or state court may not enforce your federal forum provision as it applies to causes of action arising under the Securities Act.

Chris Hollowood
Freeline Therapeutics Holdings Ltd
July 27, 2020
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marcel Fausten